Exhibit 99.6

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol: PMB
OTCBB Trading Symbol: PLYPF

BERLIN Trading Symbol: AOLGDN

FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES RE-PRICING OF NON-BROKERED DEBENTURE PRIVATE PLACEMENT

September 13, 2007 – Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announces that it has re-priced its private placement of subordinate, unsecured, convertible debentures in the aggregate principal amount of $300,000 (the “Debentures”) previously announced on August 2, 2007.  Pursuant to the re-pricing, the conversion price and the warrant exercise price have been reduced to $0.255.  The Debentures will mature and be due and payable on the date that is six months from the closing date.  The principal amount of the Debentures will be convertible into units of the Company (the “Debenture Units”) at the conversion price of $0.255 per Debenture Unit, each Debenture Unit consisting of one common share of the Company and one common share purchase warrant (the “Debenture Warrants”), with each Debenture Warrant entitling the holder thereof to purchase one common share for a price of $0.255 per share until two years from the closing date.  The principal amount of the Debentures will bear interest at the rate of 15% per annum, calculated and paid on the maturity date.

The Debentures and any securities issued upon the conversion of the Debentures will be subject to a four month hold period.  Poly-Pacific intends to use the proceeds from the Debentures to perform due diligence on the McAdoo Landfill site granted under the access agreement (see news release dated July 26, 2007), and for general working capital.  The private placement is subject to the approval of the TSX Venture Exchange.

The Company has long standing experience in the recycling industry and has built a reputation on manufacturing and distributing environmentally safe and technologically advanced alternatives used in the paint stripping industry. With growing landfill sites becoming a worldwide problem, landfill reclamation projects provide Poly-Pacific with a unique opportunity to assist in cleaning our environment, while earning revenue for the Company and enhancing shareholder value. The Company will continue to pursue its business model to include the reclamation of landfill sites and industrial polymer fibre throughout North America.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at  (250) 754-4622 or (604) 293-8885, or by fax at (604) 293-8234 or by visiting our website at www.poly-pacific.com.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.